UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
    OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006
OR
[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

TXU THRIFT PLAN

Commission File No. 1-12833

TXU Corp.

ENERGY PLAZA, 1601 BRYAN STREET, DALLAS, TEXAS 75201-3411
(214) 812-4600

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

TABLE OF CONTENTS
Page
FINANCIAL STATEMENTS
The following statements are furnished for the Plan:
Statements of Net Assets Available for Benefits, December 31, 2006 and 2005	1
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2006	2
Notes to Financial Statements	3
Supplemental Schedules: Form 5500, Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year), December 31, 2006	14
Form 5500, Schedule H, Part IV, Line 4j Schedule of Reportable Transactions, For the Year Ended December 31, 2006	17
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	18
SIGNATURE	19

EXHIBIT The following exhibit is filed herewith: Exhibit 23(a) Consent of Independent Registered Public Accounting Firm

i

TXU THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
ASSETS
Investments – at fair value (Notes 4 and 6)	$1,493,702,534	$1,457,353,589
Participant loans receivable	33,910,820	34,905,835
Pending sales of securities	2,284,581	─
Receivable from Employer-corporations	1,664,178	6,106,387
Dividends receivable	6,306,245	7,162,656
Interest receivable	561,496	699,957
Total assets	1,538,429,854	1,506,228,424

LIABILITIES
Note payable	210,333,000	220,410,000
Accrued interest payable	4,627,303	4,757,478
Pending purchases of securities	119,503	116,356
Total liabilities	215,079,806	225,283,834

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,323,350,048	1,280,944,590

Adjustments from fair value to contract value for fully benefit-
responsive investment contracts (Note 6)	1,259,378	1,316,235

NET ASSETS AVAILABLE FOR BENEFITS	$1,324,609,426	$1,282,260,825

See Notes to Financial Statements.

TXU THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31,
2006
Additions:
Net investment income:
Dividends	$42,510,827
Interest	8,510,991
Net investment income	51,021,818

Net appreciation in fair value of investments	131,375,148

Contributions:
Participating employees’ savings	42,206,493
Employer-corporations	16,690,976
Total contributions	58,897,469

Total additions	241,294,435

Distributions and expenses:
Distributions	176,941,716
Interest expense and other fees	22,004,118

Total distributions and expenses	198,945,834

Net additions	42,348,601

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	1,282,260,825
End of year	$1,324,609,426

See Notes to Financial Statements.

TXU THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

1.        DESCRIPTION OF THE PLAN

The following description is provided for general information purposes only.  Reference should be made to the TXU Thrift Plan (Plan) document for more complete information.

General– The Plan is a defined contribution plan established in 1968 by TXU Corp. and its participating subsidiaries (Employer-corporations).  The TXU Thrift Plan Committee manages the operation and administration of the Plan.  Mellon Bank, N.A. served as trustee (Trustee) and was custodian of the assets of the Plan during 2006 and 2005.  Mellon Human Resources and Investor Solutions, a subsidiary of the Trustee, served as record-keeper for the Plan in 2004 and through April 29, 2005.  Hewitt Associates served as record-keeper (Record-keeper) for the remainder of 2005 and the entire year of 2006.  In 1990, the Plan was amended to establish a leveraged employee stock ownership provision (see Note 3).  The Plan was later amended in 1993 to establish a pretax deferral feature in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (Code).  Effective January 1, 2002, the Plan was amended to incorporate certain discretionary amendments, including an increase in the Employer matching contribution, increased flexibility for participants in effecting Plan withdrawals and diversification, and the designation of all Plan assets invested in TXU Corp. common stock as an employee stock ownership plan in addition to the leveraged stock ownership component of the Plan, and to reflect the relevant provisions (not previously included in the Plan) of various new laws and regulations.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is intended to be a participant-directed "individual account plan" under ERISA Section 404(c).  As such, the fiduciaries of the Plan are not liable for any losses that are the direct and necessary result of participant investment decisions.  Participation in the Plan by employees of the Employer-corporations is entirely voluntary.

The Plan was amended in 2005 to (1) specify that the leveraged employee stock ownership plan loan portion of the Plan may be repaid with dividends paid on shares of TXU Corp. common stock, which shares have been allocated to participant accounts and were acquired with the proceeds of the loan, (2) provide for a cash component under the TXU Corp. common stock fund investment alternative in order to facilitate unitized recordkeeping of such fund, and (3) eliminate the provisions requiring automatic distributions to former participants’ account balances of $5,000 or less, in order to comply with certain IRS requirements.

The Plan was amended in 2006 to (1) allow participants to diversify their investments by immediately liquidating the TXU Corp. common stock received as the Employer-corporation contribution into their employer matching account and reinvesting the proceeds into any of the other funds available under the Plan, eliminating the previous more limited annual employee stock ownership plan diversification process; (2) permit outstanding Plan loans to be transferred as a plan asset from the Plan to a new plan as part of a transfer or rollover of participant accounts required or allowed by any future corporate transactions; (3) provide that employee stock ownership plan surplus allocations (i) be made on the basis of the percentage of a participant’s compensation to the aggregate participant compensation and (ii) be allocated (a) in Plan Year 2005, among all participants maintaining an account balance at year end and (b) in Plan Year 2006 and thereafter, among all active employees participating in the Plan with an account balance at year end and each December 31st thereafter; (4) adopt two newly permitted events for a participant to receive a hardship distribution:  (i) a family member’s funeral expenses and (ii) repair of damage to a primary residence; (5) change nonhighly compensated employee maximum deferrals from 100% to 75% of eligible compensation; (6) eliminate the distinction between Basic and Supplemental deferrals and treat both collectively as Employee Savings; and (7) clarify that the Employer-corporation matching contribution is on the first six percent of eligible compensation contributed on either a pretax or post-tax basis or a combination thereof, with the elimination of the distinction between Basic and Supplemental deferrals.

In 2006 the Plan included 16 participant-directed investment options:

•	TXU Corp. Common Stock Fund– option to invest in units of TXU Corp. common stock with a small cash component for liquidity purposes;
•
Interest Income Fund– is managed by Standish Mellon Asset Management and invests in contracts with insurance companies and other financial institutions and in a diversified group of high-quality, fixed income investments that are held by the plan within contracts that are intended to minimize market volatility;

•	Bond Index Fund– purchases Institutional Class shares in the Vanguard Total Bond Market Index Fund, which focuses on intermediate-term bonds;
•	Active Bond Fund– purchases Institutional Class shares in the PIMCO Total Return Fund;
•	Balanced Fund– purchases units in the Dodge & Cox Balanced Fund, which consists primarily of investments in equity securities, fixed income securities and money market obligations;
•	Large Cap Value Equity Fund– purchases units in the Fidelity Equity-Income Fund, which consists primarily of income-producing equity securities;
•	Large Cap Equity Index Fund– purchases Institutional Class shares in the Vanguard Institutional Index Fund, which consists primarily of common stocks included in the Standard & Poor's 500 Index;
•
Large Cap Growth Equity Fund– purchases units in the Vanguard Morgan Growth Fund; these funds invest primarily in common stocks of companies showing potential for significant growth, and also invest in foreign securities;

•	Mid Cap Value Equity Fund– purchases I Class shares in the Hotchkis & Wiley Mid Cap Value Fund;
•	Mid-Small Cap Equity Index Fund– purchases Admiral shares in the Vanguard Extended Market Index Fund;
•	Mid Cap Growth Equity Fund– purchases units in the Artisan Mid Cap Fund;
•
Small Cap Value Equity Fund– purchases Institutional Class shares in the American Beacon Small Cap Value Fund which invests primarily in equity securities issued by companies with market capitalization within the range of securities in the Frank Russell 2000 Index;

•	Small Cap Growth Equity Fund– purchases Admiral shares in the Vanguard Explorer Fund;
•	International Value Equity Fund– purchases Institutional Class shares in the American Beacon International Equity Fund which invests primarily in equity securities of foreign issuers;
•
International Equity Index Fund– purchases Institutional Class shares in the American Beacon International Equity Index Fund, which invests primarily in equity securities of large foreign companies; and

•
International Growth Equity Fund– purchases Institutional Class shares in the MFS Institutional International Equity Fund, which invests primarily in equity securities of large foreign companies showing potential for significant growth.

Eligibility, Participation and Employee Savings– Effective January 1, 2002, all employees of a participating Employer-corporation are eligible to participate in the Plan upon employment except nonresident alien employees who receive no earned United States sourced income, leased employees, or any individuals who are treated by or characterized in the internal records of an Employer-corporation as independent contractors, loaned employees, staff augmentation personnel, or scope of work contractors, or individuals who perform services for an Employer-corporation under a special arrangement with a third party, regardless of any determination by the Internal Revenue Service (IRS), other governmental agency, or a court or other tribunal, that any such individual is, or was, a common law employee of an Employer-corporation for any period of time.

Under the Plan, except as limited by law, a participating employee may invest a specified percentage of eligible compensation each payroll period, either through pretax salary deferral or after-tax payroll deduction.  The total of a participant’s pretax and after-tax payroll deductions is known as Employee Savings.  The maximum combined amount of pretax and after-tax Employee Savings and Employer-corporation matching contributions that may be invested under the Plan is the lesser of:  (i) the maximum amount allowed by federal law (i.e., $44,000 and $42,000 per year for 2006 and 2005, respectively) or (ii) for participants earning less than the IRS threshold for determining “highly compensated employees”, 75% of eligible compensation, or for participants earning more than the IRS threshold for determining “highly compensated employees”, 16% of eligible earnings.

Federal law limits the amount a participant may invest on a pretax basis ($15,000 and $14,000 per year in 2006 and 2005, respectively).  However, effective January 1, 2002, a participant who is eligible to make pretax salary deferrals and attained age 50 before the close of the Plan year may make an additional pretax catch-up contribution each year.  This catch-up limit was $5,000 and $4,000 in 2006 and 2005, respectively for participants who reached age 50 during the respective Plan year.  The Plan year begins January 1 and ends December 31.

Subject to certain conditions, a participant may transfer or rollover to the Plan cash amounts distributed or distributable from an individual retirement account (IRA) or a qualified retirement plan.  Only taxable contributions held in an IRA may be transferred or rolled over from an IRA, while taxable and nontaxable contributions may be transferred or rolled over from a qualified retirement plan.

Employer-Corporation Matching Contributions– Effective January 1, 2002, Employer-corporation matching contributions are made in an amount equal to 100% up to the first 6% of Employee Savings for those participants who are covered under the Cash Balance Formula of the TXU Retirement Plan and 75% up to the first 6% of Employee Savings for employees who are covered under the Traditional Retirement Plan Formula of the TXU Retirement Plan.  No Employer-corporation matching contributions are made with respect to Employee Savings greater than 6%.

Investment of Funds– All Employer-corporation matching contributions are invested in TXU Corp. common stock and are subject to certain withdrawal and diversification rights.  Dividends paid on TXU Corp. common stock allocated to a participant’s account are reinvested in TXU Corp. common stock unless the participant elects to receive the dividend in cash.  Each participant may invest his/her Employee Savings, in 1% increments, among the various available investment options.

All assets of the Plan are held by the Trustee for the exclusive benefit of participants and their beneficiaries.  Separate account records for each participant are maintained by the Record-keeper.  The Record-keeper provides a summary of financial performance by investment fund directly to Plan participants.

A participant may diversify investments of Employee Savings among the available investment funds under the Plan at any time by liquidating the investments attributable to such Employee Savings and reinvesting such amounts in other investment options as may be permitted under the Plan.

Effective January 1, 2002, participants may effectively diversify their employer matching contributions amount at any time by making a total withdrawal of such accounts.  See below for information regarding withdrawal from the Plan.  Additionally, effective January 1, 2006, a participant may diversify investments of Employer-corporation matching contributions at any time by liquidating the investments attributable to such matching contributions and reinvesting such amounts in other investment options as may be available under the Plan.

Unit Values– Participants do not have beneficial ownership in specific securities or other assets in the Interest Income funds, but have an interest therein represented by units valued as of the close of each business day.  Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value, and the appropriate account is charged or credited with the number of units properly attributable to the participant.

Voting of Common Stock– Participants who hold TXU Corp. common stock in their account may give the Trustee confidential written instructions with respect to the voting of those shares at any shareholders meeting.  The unallocated TXU Corp. common stock held pursuant to the leveraged employee stock ownership component of the Plan may be voted by the Trustee at its discretion unless otherwise directed pursuant to a voting procedure agreement between TXU Corp. and the Trustee.

Withdrawal from the Plan– Withdrawals from the Plan are governed by applicable IRS regulations and provisions of ERISA.  Penalties may apply in certain instances.

Participants are fully vested in all amounts in their accounts (i.e., pretax contributions, after-tax contributions, Employer-corporation matching contributions, rollover contributions and all earnings and dividends thereon).

A participant who terminates employment may retain the funds in the Plan or withdraw them at any time; however, the participant must begin withdrawals no later than April 1st following the later of the calendar year in which the participant attains age 70 ½ or the calendar year in which the participant retires.  To avoid immediate taxation, a withdrawal made upon termination may be rolled into an IRA or a qualified retirement plan sponsored by another employer, provided that the other qualified retirement plan accepts rollovers.  Terminated participants who leave their account in the Plan are charged a monthly administrative maintenance fee.

Participants may make partial or total withdrawals from their rollover and after-tax contribution accounts at any time and for any reason.  Participants may make withdrawals from pretax contribution accounts upon termination of employment or attainment of age 59½.  Participants may make total withdrawals of their Employer-corporation matching contributions account at any time.  Additionally, participants who meet certain qualifications defined by the IRS may make hardship withdrawals from their pretax Employee Savings account.  Participants who received a hardship withdrawal on or after June 1, 2002, may not contribute to the Plan for a period of six months.

Participants making withdrawals may choose from the following optional forms of payment: (a) shares of TXU Corp. common stock and/or publicly traded fund units (to the extent permitted by the fund) credited to a participant's account; (b) single lump sum cash payment; or (c) a combination of (a) and (b).

Unclaimed Terminated Participants’ Accounts– As a result of the merger of the TXU EN$AVE Plan into the Plan effective December 31, 2001, the Plan has a segregated account of amounts payable to terminated participants of the former ENSERCH Corporation (ENSERCH) Tax Reduction Act Stock Ownership Plan ("TRASOP") whom the Plan administrators have been unable to locate.  Included in net assets available for benefits as of December 31, 2006 and 2005 was $1,732,014 and $1,598,980, respectively, of TRASOP unclaimed terminated participants’ benefits representing unclaimed dividends payable to terminated participants of the TRASOP.  The TRASOP unclaimed terminated participants’ benefits amounts were invested in the Mellon Bank Cash Management Fund ($551,022 and $505,800 at December 31, 2006 and 2005, respectively) and in TXU Corp. common stock ($1,180,992 and $1,093,180 at December 31, 2006 and 2005, respectively).  The Plan remains contingently liable to terminated participants for unclaimed cash and shares.

Federal Income Taxes– TXU Corp. has been advised by the IRS that the Plan meets the requirements of Section 401(a) of the Code, as to form; that the Trust is exempt from federal income taxes under Section 501(a) of the Code; and that employer contributions paid to the Trust under the Plan are allowable federal income tax deductions to the Employer-corporations subject to the conditions and limitations of Section 404 of the Code.  The Plan received its last favorable determination letter from the IRS on November 29, 2002.

Based on the Code and regulations issued pursuant thereto:

(a)
Employer contributions under the Plan, and dividends, interest and other income from Trust assets are not taxable to the participant when received by the Trustee and credited to the participant's account.

(b)
After-tax Employee Savings are not deductible on the participant's federal income tax return and are included in the participant’s gross compensation as reported on Form W-2.  After-tax Employee Savings are not taxable when distributed from the Plan.

(c)	Pretax Employee Savings reduce a participant's gross compensation as reported on Form W-2 and are not taxable to the participant when received by the Trustee and credited to the participant's account.

(d)
Withdrawals of after-tax employee savings (excluding any earnings thereon) which were contributed to the Plan prior to January 1, 1987 represent a return of employee savings (basis) and are not taxable to the participant when withdrawn.  Withdrawals of after-tax employee savings contributed to the Plan after December 31, 1986 became subject to Code Section 72 distribution requirements and are considered to include prorate portions of basis and earnings and therefore include an amount of taxable income.

(e)
A total withdrawal generally results in taxable income to the participant equal to the gross distribution, less after-tax Employee Savings.  However, if the total withdrawal meets the lump sum distribution requirements of the Code:  (i) any net unrealized appreciation in the value of TXU Corp. common stock distributed by the Plan may be tax deferred;  (ii) any additional appreciation in the value of Common Stock from the time of distribution to the time of stock sale or disposition will be treated as short-term or long-term capital gain depending on the period the participant holds such stock; and  (iii) the taxable amount may be eligible for the special forward averaging provisions of the Code.

(f)
The total or partial withdrawal may generally be rolled over to an IRA or other eligible retirement plan and payment of taxes may thereby be deferred.  Taxable amounts not rolled over may be subject to automatic income tax withholding of 20%.  Dividends distributed are not eligible for rollover and are not subject to tax withholding of 20%.  Hardship withdrawals are not eligible for rollover.

Participants are encouraged to consult their individual tax and financial advisors and to determine in advance the effect on their federal income tax liability of receiving distributions from the Plan.

Amendment, Modification, Suspension and Termination– It is the intention of TXU Corp. to continue the Plan indefinitely; however, TXU Corp., by action of its Board of Directors, may amend, modify or suspend the Plan at any time, or from time to time, and may terminate the Plan at any time; and any Employer-corporation may withdraw from participation in the Plan at any time upon prior notice.

In the event of termination of the Plan in whole or in part or termination of participation of any Employer-corporation, each participant in the Plan affected by such termination shall receive a distribution of the entire balance in the participant's account, whether derived from Employee Savings, rollovers or Employer-corporation matching contributions.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting– The financial statements of the Plan are prepared under the accrual method of accounting.

In accordance with generally accepted accounting principles in the United States of America, the Plan does not reflect as liabilities $1,442,282 and $1,148,000 at December 31, 2006 and 2005, respectively, of participant requested distribution amounts that had not been paid before the Plan year end.

Use of Estimates– The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.  The Plan utilizes various investment instruments.  Investment instruments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment instruments, it is reasonably possible that changes in the values of investment instruments will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Adoption of new Accounting Guidance– The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-4, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value.  The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP.

Valuation of Investment Securities– The Plan’s investments are stated at fair value.  Mutual funds and the Common Stock Fund are stated at fair value based upon the closing sales prices of recognized securities exchanges on the last business day of the fiscal year.  The Interest Income Fund, which is made up of investment contracts, is presented at estimated fair market value and then adjusted to contract value.  Fair value of these contracts is generally calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Expenses– All costs and expenses of the Plan and its administration are paid by the Employer-corporations, except expenses incurred in the generation and administration of participant loans, the disposition of investments in TXU Corp. common stock and the cash distributions of dividends on TXU Corp. common stock which are paid by participants.

Stock Split– In 2005, TXU Corp.’s board of directors declared a two-for-one stock split effected in the form of a 100 percent stock dividend.  The stock split entitled each shareholder of record at the close of business on November 18, 2005, to receive one additional share for every outstanding share of TXU Corp. common stock they held on that date.  The additional shares resulting from the stock split were distributed on December 8, 2005.  Share amounts for TXU Corp. common stock presented in these financial statements reflect the two-for-one split.

3.         LEVERAGED EMPLOYEE STOCK OWNERSHIP PROVISION

In 1990, the Trustee, on behalf of the Plan, borrowed $250,000,000 from an unaffiliated lender in the form of a note payable and purchased 14,285,714 shares of TXU Corp. common stock in connection with the leveraged employee stock ownership provision (LESOP) of the Plan.  The note was purchased from the lender by TXU Corp. later in 1990.  The note payable requires repayment of principal over 17 years beginning in 1998.  Projected principal loan payments at December 31, 2006 are as follows:

Year	Amount
2007	$12,113,000
2008	$14,388,000
2009	$17,983,000
2010	$19,878,000
2011	$23,055,000
2012 through 2015	$122,916,000

The note payable bears interest at a fixed rate of 9.81%.  The fair value of the note payable was $235,718,199 and $252,811,294 at December 31, 2006 and 2005, respectively, and calculated using the discounted cash flow method.  The note payable is collateralized by 6,017,618 and 6,607,678 unallocated shares of TXU Corp. common stock held by the Trustee and included in the Plan’s net assets at December 31, 2006 and 2005, respectively.  The LESOP shares are held by the Trustee until released for allocation to participants' accounts.  The shares are released proportionally based on the ratio of the current debt service payments to the total of debt service payments.  The fair value of shares released reduces the cash requirements of the Employer-corporations for their matching obligation under the Plan.  During the 2006 Plan year, 590,060 LESOP shares were released from the unreleased unallocated fund to the released allocated fund for allocation to participant accounts.  The available released shares fully satisfied the Employer-corporations’ matching contribution obligation.

Debt service payments, which include principal and interest, are made by the Plan from dividends received on all TXU shares in the Thrift Plan and, if necessary, quarterly contributions from Employer-corporations.  LESOP debt service requirements for the 2006 Plan year totaled $31,639,629.  This amount was funded by dividends received on unreleased unallocated shares totaling $10,695,212, cash contributions from Employer-corporations totaling $16,690,976 and a “dividend replacement” contribution totaling $4,253,441.  The dividend replacement represents a reclassification of TXU Corp. shares equal to the amount of dividends on released unallocated and allocated shares remaining in the Plan.

4.         INVESTMENTS

Investments representing 5% or more of the Plan’s net assets at either December 31, 2006 or 2005 are as follows:

		Percent		Percent
	December 31,	Of Net	December 31,	Of Net
	2006	Assets	2005	Assets
TXU Corp. common stock (2006 — 14,431,876 shares; 2005 — 17,336,894 shares)	$782,351,998	59.1	$870,138,710	67.9
Dodge & Cox Balanced Fund	95,770,446	7.2	68,494,339	5.3
Fidelity Equity-Income Fund	92,401,310	7.0	78,146,672	6.1
Vanguard Institutional Index Fund	67,184,888	5.1	62,861,648	4.9

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year Ended December 31,
2006

TXU Corp. common stock	$77,778,832
Mutual funds	58,022,907
Other	(4,426,591)
Total net appreciation	$131,375,148

5.         NONPARTICIPANT-DIRECTED INVESTMENTS

All Employer-corporation matching contributions are invested in TXU Corp. common stock, subject to certain diversification and withdrawal rights of participants.  TXU Corp. common stock is also one of the 16 participant-directed investment options.  In accordance with the American Institute of Certified Public Accountants’ Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, all investments in TXU Corp. common stock within the Plan are considered to be nonparticipant-directed investments for disclosure purposes.  Net assets available for benefits and changes in net assets available for benefits relating to nonparticipant-directed investments in TXU Corp. Common Stock Fund are as follows:

	December 31,
	2006	2005
Assets
Investments – at fair value	$786,360,054	$877,635,450
Other assets	8,873,665	12,170,850
Total assets	795,233,719	889,806,300

Liabilities
Note payable	210,333,000	220,410,000
Other liabilities	4,544,383	4,753,231
Total liabilities	214,877,383	225,163,231

Net assets available for benefits	$580,356,336	$664,643,069

Year Ended December 31,
2006
Changes in net assets available for benefits:

Additions (deductions):
Dividends and interest	$26,503,697
Contributions:
Participating employees’ savings	6,891,218
Employer-corporations	16,690,976
Net appreciation in fair value	77,778,832
Transfers to other investments	(101,172,608)
Total additions	26,692,115

Distributions and expenses:
Distributions to participants	89,266,955
Interest expense and other fees	21,711,893
Total distributions and expenses	110,978,848

Decrease in net assets available for benefits	$(84,286,733)

6.         INTEREST INCOME FUND

The Interest Income Fund fair value totaled $132,222,232 and $111,023,354 at December 31, 2006 and 2005, respectively, and generally consists of investment contracts as described below:

Guaranteed Investment Contracts– Traditional Guaranteed Investment Contracts (GICs) are unsecured, general account obligations of insurance companies.  The obligation is backed by the general account assets of the insurance company that writes the investment contract.  The crediting rate on this product is typically fixed for the life of the investment.

Synthetic Guaranteed Investment Contracts– General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit-responsive (as defined in the FSP) book value wrap contract purchased for the portfolio.  The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant directed withdrawals.  The crediting rate of the contract is set at the start of the contract and typically resets every quarter.  Generally, Fixed Maturity Synthetics are held to maturity.  The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy-remote vehicle for the benefit of the fund (or plan).  The contract is benefit-responsive and provides next day liquidity at book value.  The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread.  The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit-responsive, book value wrap contract purchased for the portfolio.  The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit-responsive payments will be made for participant directed withdrawals.  The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract and the market yield, the market value and the average duration of the underlying assets.  The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio.  The initial crediting rate is based on the market interest rates at the time the underlying portfolio is initially established, and it will have an interest crediting rate of not less than 0%.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value.  Instead, market value will likely be used in determining the payouts to the participants.

•	Employer-initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the fund;
•	Employer communications designed to induce participants to transfer from the fund;
•	Competing fund transfer or violation of equity wash or equivalent rules in place;
•	Changes of qualification status of employer or plan.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, if there is a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The average yield of the GICs based on annualized earnings was approximately 4.77% at December 31, 2006.  The average yield of the GICs based on interest rate credited to participants was approximately 4.66% at December 31, 2006.

The detail investment contracts in the Interest Income Fund at December 31, 2006 are as follows:

Issuer	S&P / Moody’s	Contract Value	Investment Fair Value	Wrap Contract Fair Value		Adjustment to Contract

IXIS Financial Products, Inc.	AAA/Aaa	$3,534,677	$3,530,548	$	―	$4,129
Mellon Stable Value Fund	AA+/Aa1	2,850,966	2,812,636		―	38,330
Mellon Trust of New England	Cash/Cash	22,154,224	22,154,224		―	―
MetLife Insurance Co.	AA/Aa2	1,539,279	1,530,740		―	8,539
Monumental Life (Aegon)	AA+/Aa1	14,606,291	14,524,146		(2,397)	84,542
New York Life Insurance Company	AA+/Aaa	1,338,156	1,338,036		―	120
Ohio National	AA/A1	1,151,863	1,143,834		―	8,029
Rabobank	AAA/Aaa	8,900,413	8,873,965		(1,008)	27,456
Rabobank	AA+/Aa1	19,862,745	19,502,395		3,155	357,195
Security Life of Denver	AA/Aa3	1,554,761	1,529,578		―	25,183
AIG Financial Products	AA+/Aa1	14,125,004	13,906,084		(2,297)	221,217
Bank of America, N.A.	AAA/Aaa	7,630,784	7,537,023		(817)	94,578
Genworth Life Insurance Co.	AA-/Aa3	1,948,960	1,926,651		―	22,309
IXIS Financial Products, Inc.	AAA/Aaa	14,918,388	14,848,123		(1,947)	72,212
Rabobank	AAA/Aaa	2,257,352	2,257,852		(11)	(489)
UBS AG	AAA/Aaa	15,101,152	14,806,397		(1,273)	296,028
Portfolio Totals		$133,475,015	$132,222,232		$(6,595)	$1,259,378

The detail investment contracts in the Interest Income Fund at December 31, 2005 are as follows:

Issuer	S&P / Moody’s	Contract Value	Investment Fair Value	Wrap Contract Fair Value		Adjustment to Contract

Mellon Stable Value Fund	AA+/Aa1	$4,173,743	$4,130,885	$	―	$42,858
Mellon Trust of New England	Cash/Cash	1,366,963	1,366,963		―	―
Monumental Life (Aegon)	AA+/Aa1	29,946,712	30,058,486		(4,915)	(106,859)
New York Life Insurance Company	AA+/Aaa	1,338,156	1,300,122		―	38,034
Ohio National	AA/A1	1,109,374	1,091,277		―	18,097
Rabobank	AAA/Aaa	2,003,715	1,910,669		(301)	93,347
Rabobank	AA+/Aa1	18,987,021	18,684,077		3,029	299,915
Security Life of Denver	AA/Aa3	1,078,170	1,078,046		―	124
Security Life of Denver	AA/Aa3	1,495,970	1,468,142		―	27,828
Travelers	AA/Aa2	1,805,842	1,805,558		―	284
Travelers	AA/Aa2	1,539,586	1,513,166		―	26,420
AIG Financial Products	AA+/Aa1	9,629,178	9,389,705		(1,569)	241,042
Bank of America, N.A.	AAA/Aaa	9,658,146	9,579,176		(1,160)	80,130
Genworth Life Insurance Co.	AA-/Aa3	1,888,161	1,835,776		―	52,385
IXIS Financial Products, Inc.	AAA/Aaa	7,462,394	7,266,712		(1,077)	196,759
Rabobank	AAA/Aaa	2,550,502	2,560,690		(124)	(10,064)
UBS AG	AAA/Aaa	16,297,881	15,983,904		(1,958)	315,935
Portfolio Totals		$112,331,514	$111,023,354		$(8,075)	$1,316,235

7.         PARTICIPANT LOANS RECEIVABLE

The Plan includes a loan feature allowing participants to borrow up to 50% of their pretax employee savings, employer matching contributions and rollover contributions and repay the loan with after-tax payroll deductions.  A participant may not have more than two outstanding loans at one time.  The minimum amount of a Plan loan is $1,000 and the maximum is $50,000 less the highest outstanding loan balance in the preceding 12-months.  Participants may repay the loan back into their account(s) over a period of one to five years for a general purpose loan, and the shorter of 15 years or their remaining mortgage term for a primary home loan.  The rate of interest charged is the prime lending rate published in the Wall Street Journal on the first business day of the month plus 2.0%.  During 2006 and 2005, the interest rate charged on new loans was between 9.25% and 10.25% and 7.25% and 9.00%, respectively.

8.         COMMITMENTS AND CONTINGENCIES

In November 2002, February 2003 and March 2003, three lawsuits were filed in the US District Court for the Northern District of Texas, Dallas Division, asserting claims under ERISA on behalf of a putative class of participants in and beneficiaries of various employee benefit plans of TXU Corp.  These ERISA lawsuits were consolidated, and a consolidated complaint was filed in February 2004 against TXU Corp., the directors of TXU Corp. serving during the putative class period as well as certain officers of TXU Corp. who were the members of the TXU Thrift Plan Committee.  The plaintiffs seek to represent a class of participants in such employee benefit plans during the period between April 26, 2001 and October 11, 2002.  The plaintiffs filed an initial motion for class certification and, after class certification discovery was completed, the District Court denied plaintiffs’ initial class certification motion without prejudice and granted plaintiffs’ leave to amend their complaint.  Plaintiffs’ second class certification motion, filed on the basis of their amended complaint, was denied and the case was ordered dismissed without prejudice on September 29, 2005.  The plaintiffs filed an appeal of the dismissal to the Fifth Circuit Court of Appeals.  While on appeal, the matter was referred to the Fifth Circuit’s alternative dispute resolution program and subsequently to mediation.  While mediation was unsuccessful, further discussions led to an agreement in principle to settle this litigation on December 24, 2006 for $7.25 million, before attorneys' fees, to be paid by TXU Corp. to the Thrift Plan pursuant to a Court approved allocation.  A Memorandum of Understanding confirming the agreement in principle was signed on January 24, 2007 and the settlement is in the process of being confirmed with final settlement documents after which the settlement will be submitted to the District Court for approval.  TXU Corp. believes the claims are without merit and, in the event the settlement is not approved, intends to vigorously defend the lawsuit, including the appeal.  TXU Corp. is, however, unable to estimate any possible loss or predict the outcome of this action in the event the District Court rejects the settlement, the Fifth Circuit reverses the dismissal and remands the case to the District Court or the suit is refiled by the plaintiffs or others seeking to assert similar claims.

9.         SUBSEQUENT EVENTS

Effective April 1, 2007, the Plan began offering targeted retirement funds.  These professionally managed funds select and manage the assets and investment mix.  Each fund focuses on providing the right mix of investments for retirement in a specific year.

Also, effective April 1, 2007, the Plan added an automatic enrollment feature whereby new employees are automatically enrolled in the Plan with a pretax contribution amount of 3% of eligible compensation unless the new employee affirmatively makes an election not to participate or to participate at a different percent contribution rate.  If no change is made by the participant, the contribution rate will automatically increase by 1% each year up to a maximum of 10% at the end of seven years.  Such contributions initiated through this automatic enrollment feature are automatically invested in the age appropriate target retirement fund for the participant, unless they choose a different investment.

On February 25, 2007, TXU Corp. entered into a Merger Agreement under which an investor group led by Kohlberg Kravis Roberts & Co. and Texas Pacific Group is expected to acquire all outstanding shares of TXU Corp. for cash if the relevant conditions to closing are satisfied (Proposed Merger).

TXU THRIFT PLAN – SUPPLEMENTAL INFORMATION

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR),

DECEMBER 31, 2006 1

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Shares, Units, Par or Maturity Value	Cost	Current Value [2]
COMMON STOCK FUND[3]

TXU Corp. [4]	14,431,876 Shares, no par value	$269,540,966	$782,351,998

Mellon Bank, N.A. [4]	Cash management fund – 4,008,056 units		4,008,056

TOTAL COMMON STOCK FUND			786,360,054

INTEREST INCOME FUND

New York Life Insurance Company	Contract No. GA 31774, 2.83%, due 2007		1,338,156

MetLife Insurance Company of Connecticut	Contract No. GR 18541, 3.71%, due 2008		1,539,279

Security Life Denver Insurance Company	Contract No. SA 0485, 3.93%, due 2008		1,554,761

Ohio National Life Insurance Company	Contract No. GP 5397, 3.83%, due 2008		1,151,863

Genworth Life Insurance Company	Contract No. GS 3830, 3.22%, due 2008		1,948,960

IXIS Financial Products	Cash management fund, 3,534,677 units		3,534,677

Mellon Trust of New England[4]	Cash management fund, 21,554,224 units		22,154,224

Mellon Stable Value Fund[4]	Series Z fund 2,850,966 units		2,850,966

Bank of America	Contract No. 03-067, 4.63%, due 2011		7,630,784

UBS AG	Contract No. 6002, 4.18%, due 2011		15,101,152

IXIS Financial Product	Contract No. WR 1296-04, 5.03%, due 2011		14,918,388

Monumental Manager Trust	Contract No. BDA 00284TR, 5.19%, due 2008		14,606,291

Rabobank Nederland	Contract No. 099901, 5.40%, due 2010		8,900,413

Rabobank Nederland	Contract No. 06021, 4.71%, due 2008		19,862,745

Rabobank Nederland	Contract No. 070301, 5.12%, due 2008		2,257,352

AIG Financial Products	Contract No. 543455, 4.81%, due 2008		14,125,004

TOTAL INTEREST INCOME FUND			133,475,015

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Shares, Units, Par or Maturity Value	Cost	Current Value [2]
BOND INDEX FUND

Vanguard Total Bond Market Index Fund	2,129,620 Institutional shares		21,274,907

ACTIVE BOND FUND

PIMCO Total Return Fund	994,197 Institutional Class shares		10,319,768

BALANCED FUND

Dodge and Cox Balanced Fund	1,099,798 units		95,770,446

LARGE CAP VALUE EQUITY FUND

Fidelity Equity Income Fund	1,578,161 units		92,401,310

LARGE CAP EQUITY INDEX FUND

Vanguard Institutional Index Fund	518,442 Institutional shares		67,184,888

LARGE CAP GROWTH EQUITY FUND

Vanguard Morgan Growth Fund	1,037,122 Admiral shares		61,055,378

MID CAP VALUE EQUITY FUND

Hotchkis & Wiley Mid Cap Value Fund	2,094,388 I Class shares		62,517,471

MID−SMALL CAP EQUITY INDEX FUND

Vanguard Extended Market Index Fund	330,892 Admiral shares		12,805,520

MID CAP GROWTH EQUITY FUND
Artisan Mid Cap Fund	316,845 units		9,651,101

SMALL CAP VALUE EQUITY FUND

American Beacon Small Cap Value Fund	2,193,641 Institutional Class shares		47,448,444

SMALL CAP GROWTH EQUITY FUND

Vanguard Explorer Fund	136,411 Admiral shares		9,485,999

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Shares, Units, Par or Maturity Value	Cost	Current Value [2]
INTERNATIONAL VALUE EQUITY FUND

American Beacon International Equity Fund	1,496,089 Institutional Class units		35,726,605

INTERNATIONAL EQUITY INDEX FUND

American Beacon International Equity Index Fund	1,128,459 Institutional Class shares		14,399,139

INTERNATIONAL GROWTH EQUITY FUND

MFS Institutional International Equity Fund	1,704,349 Institutional Class shares		33,950,637

LOAN FUND

Participant Loans Receivable [5]			33,910,820

MONEY MARKET FUND

Mellon Bank, N.A. [4] Cash Management Fund	1,135,230 units		1,135,230

TOTAL ALL FUNDS			$1,528,872,732

____________________

1	See accompanying independent auditors’ report.
2	Current value for the Interest Income Fund is based on contract value.
3	Nonparticipant-directed
4	Party-in-Interest
5
The rate of interest charged is the Trustee’s current prime lending rate plus 2.0%.  During 2006, the rate of interest charged on new loans was between 9.25% and 10.25%.  Maturities range from one to five years for general purpose loans and up to 15 years for a primary home loan.

TXU THRIFT PLAN – SUPPLEMENTAL INFORMATION

FORM 5500, SCHEDULE H, PART IV, LINE 4j

SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2006 1

Transactions involving an amount in excess of 5% of the fair value of beginning plan assets:

Series of Transactions:

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain / (Loss)

Various	TXU Corp. Stock	$—	$166,375,717	$—	$55,722,255	$166,375,717	$110,653,462

1   See accompanying independent auditors’ report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TXU Thrift Plan Committee
TXU Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the TXU Thrift Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board  (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Plan adopted FSP AAG INV-1 and SOP 94-4-4 for the years ended December 31, 2006 and 2005.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of (1) assets (held at end of year) as of December 31, 2006, and (2) reportable transactions for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic 2006 financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These schedules are the responsibility of the Plan’s management.  Such  schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
June 29, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the TXU Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

            TXU THRIFT PLAN

By	/s/ Riz Chand
Riz Chand
Senior Vice President of Human Resources

June 29, 2007